UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   November 2014

File No.   000-55111

Renaissance Oil Corp.

 (Name of Registrant)

Suite 3123-595 Burrard St., Vancouver, BC  V7X 1J1

 (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F   ☒

FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Renaissance Oil Corp.

(Registrant)

Dated: December 5, 2014	By: /s/ “Gordon Keep” Gordon Keep Director

Exhibits:

99.1

Interim Financial Statements for the Period Ended September 30, 2014

99.2

Management Discussion and Analysis

99.3

Certification of CEO

99.4

Certification of CFO